August 25, 2006

VIA EDGAR AND COURIER

Elaine Wolff, Esq.
Branch Chief
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Douglas Emmett, Inc.

Registration Statement on Form S-11

Registration No. 333-135082

Dear Ms. Wolff:

On behalf of Douglas Emmett, Inc. (“Douglas Emmett”), in connection with the proposed initial public offering of Douglas Emmett’s common stock (the “IPO”), we are providing our response to comment 1 of the Staff’s comment letter dated August 17, 2006 with respect to the above-captioned Registration Statement.  In the interest of time, we are responding to comment 1 as we continue to prepare our responses to the Staff’s remaining comments, which we will submit to the Staff as soon as possible.

For your convenience, we have repeated comment 1 below followed by our response.  References throughout this letter to “we,” “us” and “our” are to Douglas Emmett.

1.                                      We note your response to prior comment 1.  It appears that your formation transactions provide contributors with relative interests in your company (through the issuance of REIT shares or convertible OP units).  However, the precise number of units or shares to be issued to contributors (and thus the percentage interest in the company to be retained by the contributors) will not be determined until the time the offering is priced.  In addition, the value of the contributors’ interest also has not been fixed, other than to provide that it shall not be less than $1 billion.  Because you have not sufficiently fixed a material term of the private placement, it appears that the formation transactions were not completed before you filed the registration statement.  Accordingly, you may not rely on Rule 152 to avoid integration.  Please provide us with an alternative analysis explaining why the formation transactions should not be integrated with this offering.  If integration is warranted, please tell us why the transactions do not constitute a roll-up within the meaning of Item 901 of Regulation S-K.  In addition, please provide us with your analysis of any contingent liability that may arise as a result of integration.

The formation transactions are not subject to integration with the public offering either under Rule 152 under the Securities Act of 1933, as amended (the “Securities Act”) or under the five factors of Release No. 33-4552 (Nov. 6, 1962), as set forth in Rule 502(a) under the Securities Act.

I.              Rule 152 Analysis

The formation transactions comply with Rule 152, as interpreted by a line of Staff no-action letters dating as far back as Verticom, Inc. (avail. Feb. 12, 1986).  In those letters, the Staff has consistently held that an otherwise valid private placement is not integrated with a subsequent registered public offering of the same or similar securities if the purchaser has completed its investment decision with regard to the private placement before the commencement of the subsequent public offering, even if the public offering is contemplated at the time of the private placement.  Here, each contributor was irrevocably bound and committed to accept, with no condition within its control, the form and value of consideration to be received in the formation transactions, calculated in accordance with two formulae (1) set forth in binding written agreements entered into prior to the filing of the Registration Statement.  Therefore, all material terms of the formation transactions were fixed, and the contributors’ investment decisions were “completed” prior to filing the Registration Statement.

(1)    The formation transaction documentation entered into prior to filing of the Registration Statement contains a formula for allocation of total transaction value (see Exhibit A) and a formula for allocation of available cash (see Exhibit B).  Under the formation transaction documentation and the formulae contained therein, each contributor irrevocably agreed to (i) receive a guaranteed minimum fixed consideration, (ii) receive a fixed portion of any potential additional value creation above the guaranteed fixed minimum consideration, (iii) receive equity in a form (common stock or operating partnership units) chosen by it, and (iv) receive cash, if requested by it, in lieu of that equity to the extent the IPO produces net proceeds in excess of that required to redeem certain preferred interests.

A.            Material Terms Fixed

All of the terms of the formation transactions, which were heavily negotiated with sophisticated investors, were fixed in the formation transaction documentation.  As a result, prior to filing the Registration Statement, the exact type and value of consideration to be received by each contributor could be mathematically calculated from the transaction agreements and the written elections made by each investor based on the final pricing in the Company’s IPO, as set forth below:

Calculation of Value and Form of Equity Consideration.  Section 1.05(a) of each merger agreement(2) expressly states:

•                  the exact percentage of the combined company represented by the applicable pre-formation entity;

•                  the minimum total transaction value ($1.0 billion); and

•                  that each contributor will be allocated the portion of the minimum value of the applicable entity (and any amount in excess of that value) in accordance with the specified section of the applicable partnership agreement governing distributions of distributable net proceeds from sales of properties.

Under this formula, the exact value allocated to each contributor can be precisely calculated for both the minimum value and for any value in excess of that minimum.

Prior to filing the Registration Statement, each contributor irrevocably elected, in writing, to receive either shares of our common stock or units in our operating partnership in the formation transactions in exchange for its pre-formation interests(3).  Accordingly, each contributor electing equity could calculate the exact minimum number of shares of common stock or operating partnership units it would receive by dividing the value produced by the formula described above by an assumed per share IPO price, and each contributor requesting cash could calculate the exact minimum number of shares of common stock or operating partnership units it would receive if no cash were available to be paid in lieu of equity.  For example:

•                  Contributor A is a hypothetical limited partner of Douglas Emmett Realty Fund 1995, which constitutes 8.711% of the combined company, as set forth in Section 1.05(a) of its merger agreement.

(2)    See Exhibit A, which sets forth an example of a representative Section 1.05(a).   All merger agreements contain the same formula.  The same formula is also set out in the contribution agreements through which contributors electing to receive shares of common stock in the formation transactions will receive their consideration.  (The contribution agreement had no separate economic effect but was used in order to achieve the desired tax treatment for the transaction.)  For purposes of this discussion, references to the merger agreement include references to the contribution agreement where applicable.

(3)    Except for the two unaccredited investors, who were required to receive only cash.

•                  Prior to filing the Registration Statement, Contributor A irrevocably elected to receive units in our operating partnership in the formation transactions.

•                  Contributor A is entitled, pursuant to the applicable partnership agreement, to receive 20% of distributions to limited partners of distributable net proceeds from sales of properties.

•                  The total transaction value is the minimum $1.0 billion set forth in the merger agreement.

•                  The IPO price is assumed to be $20 per share.

Contributor A would receive a fixed minimum of 613,291 operating partnership units calculated as follows:

1.             8.711% of ($1.0 billion –  $95,625,205(4) = $78,780,088

2.                                       Under the partnership agreement, $61,329,195 of such amount is distributable to limited partners as net proceeds from sales of properties.

3.             20% of $61,329,195 = $12,265,839 value to Contributor A.

4.             $12,265,839 / $20 = 613,291 operating partnership units.

Calculation of Cash.  In addition to its equity election made prior to filing the Registration Statement, each contributor was also permitted at that time to request cash in lieu of some or all of its shares of common stock or operating partnership units.  The amount of cash to be received in lieu of each share of common stock or operating partnership unit is equal to the per share IPO price.  However, the Company is obligated to fulfill any such cash requests only to the extent of available cash, calculated as set forth in the merger agreements.(5)  No cash payment is guaranteed under the merger agreements, but rather each contributor making a cash election was permitted to elect to

(4)    As reflected in Section 1.05(a) of the merger agreements, in negotiating the formation transactions, the contributors agreed that the total transaction value would be subject to deductions for (a) the $60 million DERA contribution and (b) capital contributions (plus a 10% return) made by partners in the 2005 fund after the percentage allocation for each fund was determined in June 2005.  Prior to making their investment decision, contributors were informed of the maximum amount of potential capital contributions and the amount of capital contributions that had been made after June 2005.  No further capital contributions were made after contributors had been so informed. These deductions are referred to as the “special investment amount” in the merger agreements.

(5)    Section 1.05(a) of the merger agreements contains a condition that at least 90% of any net proceeds from the IPO in excess of the amounts necessary to redeem outstanding preferred stock be used to pay cash consideration in the formation transactions.  The merger agreements also contain a provision that sets forth a formula for calculating the maximum cash percentage payable to contributors.  See Exhibit B, which sets forth an example of a representative Section 1.05(b)(i) containing the cash allocation formula.   All merger agreements contain the same formula.

“cash out” some or all of its equity at the per share IPO price to the extent of any available cash.(6)  In fact, at the $1.0 billion minimum total transaction value, it was not expected that any cash would be available for payment in lieu of shares of common stock or operating partnership units.

However, if cash were to be available as a result of a higher total transaction value, then at least 90% of the excess net proceeds would be paid in lieu of some or all of the shares of common stock or operating partnership units payable to a contributor that also requested cash in lieu thereof.   As with other transactions involving cash elections, such as cash election mergers, the amount of cash available (and likewise the amount of equity to be paid) to any one participant is dependent in part on the elections of other participants.  If contributors requested more cash than is available, then each contributor agreed to receive cash in lieu of equity only to the extent determined using the fixed allocation formula set forth in the applicable merger agreement.  However, this dependency does not in any way negate the fixed nature of the terms of the transaction or the finality of the investment decision by the contributor.  See Release No. 33-5927 (April 24, 1978) (It is “the Division’s view that the shareholder’s election to receive cash or securities of the acquiring company as consideration for the shares to be surrendered is part of the shareholder’s investment decision whether to vote for or against the merger proposal, since the election occurs during the same time period that the shareholder votes on the merger proposal”, even though the exact amount of cash or number of shares to be received by such shareholder has not been definitively determined at the time of such election).

Continuing our example, if the total transaction value were in excess of the minimum (for example, $1.5 billion instead of $1.0 billion), then Contributor A would be entitled to receive an additional 332,561 operating partnership units in excess of the fixed minimum number of 613,291, calculated in the same manner as set forth above. In addition, if Contributor A had requested to receive cash in lieu of 50% of its operating partnership units, and assuming that the IPO produced net proceeds sufficient to provide available cash for a maximum cash percentage (calculated in accordance with the applicable merger agreement) of 10%, Contributor A could further calculate the number of those operating partnership units for which it would receive cash at the per share IPO price as follows:

1.                                       10% of 945,852 = 94,585 operating partnership units for which cash would be received.

2.                                       94,585 x $20 = $1,891,700 in cash

3.                                     945,852 — 94,585 = 851,267 operating partnership units.

(6)    It should be noted that in the absence of the formation transactions contributors had no expectation of current liquidity with respect to their interests in the pre-formation entities, since the various partnership agreements for such entities did not otherwise contemplate any liquidity event in the near future.

B.            Summary

In executing its consent to the formation transactions, each contributor irrevocably agreed to accept:

•                  a specific minimum value of consideration, based on the stated $1.0 billion minimum,(7) determined under the applicable merger agreement and the applicable existing partnership agreement assuming that the partnership assets had been sold for a value equal to the entity’s specified percentage of the combined company multiplied by $1.0 billion (less the special investment amount);

•                  its fixed share of any value in excess of that minimum, calculated in exactly the same manner; and

•                  the form of equity consideration irrevocably elected by it prior to filing the Registration Statement; provided that if there were sufficient available cash, a contributor that elected cash in lieu of equity would receive cash in lieu of some or all or its shares of common stock or operating partnership units at the per share IPO price to the extent of such available cash.

Section 16 of Schedule A to the Securities Act explicitly allows price to be determined not just by a stated price, but also by a “method by which such price is computed,” such as formulae.  Here, the formulae were clearly set out in the formation transaction documentation, heavily negotiated by the contributors, and approved by them in their consent forms.  The exact minimum value of consideration to each contributor is mathematically calculable from the applicable merger agreement together with the applicable pre-formation entity’s existing partnership agreement.  Each contributor’s share of the total transaction value above its minimum is similarly calculable and fixed, affected only by the final IPO pricing.  The number of shares or operating partnership units represented by that value is also readily calculable by dividing the value produced by the allocation formula by the price per share in the IPO.  Moreover, prior to filing the Registration Statement, each contributor irrevocably elected a form of consideration pursuant to their consent forms, and although no cash consideration was guaranteed to those contributors who requested cash in lieu of equity, the formula to be used to calculate the amount of cash, if any, to be paid to them in lieu of some of the shares of common stock or operating partnership units that they had otherwise agreed to accept was clearly set forth and agreed to in the formation transaction documentation.

Under the merger agreements, no contributor has the ability to: (a) change any formula or (b) change its election as to the form of consideration or (c) re-evaluate its investment decision for any reason or (d) decide not to close the transaction based on the actual IPO pricing, so long as the IPO pricing yields consideration to the individual

(7)    The $1.0 billion minimum “Total Formation Transaction Value” (as defined in the merger agreements), and the potential for addition excess value over and above that amount, constituted sufficient consideration on which to base an investment decision.

contributor equal to or in excess of the previously agreed-upon fixed minimum.  All conditions to completion of the formation transactions are outside the contributors’ control.

As a result of the foregoing, prior to filing the Registration Statement, each contributor was irrevocably bound and committed in writing to accept the form and value of consideration it would receive in the formation transactions, calculated in accordance with the stated formulae.  All but two(8) of the contributors are highly sophisticated, accredited investors, consisting of endowments, foundations, pension plans, banks and other institutional investors as well as high net worth individuals.  All contributors that were offered or permitted to receive equity interests in the formation transactions are accredited investors who have a long-standing relationship with the pre-formation entities.  The formation transactions were heavily negotiated over the course of nearly a year, with the committee acting on behalf of the contributors represented by separate counsel.  All parties specifically agreed that the terms could not be altered following the filing of the Registration Statement, and therefore that the consideration to be received by contributors had to be—and was—fixed and determinable prior to filing, based on objective formulae embodied in the formation transaction documentation.  As a result, the formation transactions comply with Rule 152 under the Securities Act, as it has historically been interpreted by the Staff.

II.            Five Factors Analysis

Pursuant to the Staff comment, we are also submitting an analysis showing that the formation transactions should not be integrated with the IPO based on the five-factors analysis discussed in Release No. 33-4552, as presently set forth in Rule 502(a) of Regulation D under the Securities Act.  Each of the five factors is discussed below.

1.  Whether the sales are part of a single plan of financing.  The formation transactions and the IPO are not part of a single plan of financing.  Whereas the IPO is a capital raising transaction, the formation transactions did not involve any capital raising.  In addition, the method of offering the securities is different.  The formation transactions were the result of nearly a year of private negotiations among the contributors, who are highly sophisticated investors and had been investors in the pre-formation entities, many for over a decade.  As noted, the transactions were heavily negotiated, and the contributors were represented by separate counsel.  The negotiations were then documented in the formation transaction documentation, and consents to such transactions were obtained approximately four months ago, well in advance of filing the Registration Statement.  Under no circumstance could the pre-formation contributors be viewed as having been solicited by the filing of the Registration Statement.  The IPO, by contrast, will be conducted by general solicitation through the distribution of

(8)    As noted above, these two non-accredited contributors were required to receive only cash for their interests.

prospectuses to the general public and direct selling efforts by underwriters engaged by the Company.

2.  Whether the sales involve the issuance of the same class of securities.  Although the IPO and the formation transactions involve the issuance of common stock, the formation transactions also involve the issuance of operating partnership units by a different issuer—the Company’s operating partnership—as well as the payment of cash.  Rights of holders of operating partnership units are not at all akin to those of common stockholders, including with respect to voting and other matters.  Although a holder of operating partnership units may redeem those units beginning more than one year after issuance, the decision whether to redeem for cash or shares of common stock is solely within the discretion of the Company, and not the holder of the operating partnership unit.  Moreover, the transfer of operating partnership units is contractually restricted by the operating partnership agreement as well as by applicable securities laws.  The Staff has long held that the issuance of securities not convertible or exercisable for at least one year is not deemed to be an offering of the underlying securities under Section 2(a)(3) of the Securities Act.  In addition, with respect to the common stock, whereas the public will receive freely tradable, registered shares of common stock in the IPO, pre-formation contributors will receive common stock subject to significant restrictions on trading in the formation transactions.  In addition to restrictions imposed by the securities laws for privately placed securities, the contributors have further agreed to be contractually “locked up” for six months (one year, in the case of the principals), and effectively will be precluded from selling their securities for over one year, given the terms of the registration rights agreement.

3.  Whether the sales have been made at or about the same time.  The two transactions will close simultaneously.

4.  Whether the same type of consideration is received.  The same type of consideration is not being received in the two transactions.  In the IPO, the Company will receive cash in exchange for the issuance of its common stock.  In contrast, the Company or the operating partnership will receive interests in entities that own real estate in exchange for the issuance of common stock or operating partnership units or the payment of cash in the formation transactions.

5.  Whether the sales were made for the same general purpose.  The IPO and the formation transactions were done for very different purposes and are fundamentally different in nature.   As noted, the IPO is a capital raising transaction.  On the other hand, as noted in the Registration Statement, the formation transactions were done to consolidate the ownership of the real estate owning-entities and were not done for capital raising purposes.

III.           No Integration

Based on the foregoing, our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and counsel for the underwriters, Latham & Watkins LLP, are each of the opinion that the formation transactions should not be integrated with the IPO.

IV.           No “Roll-Up”

Because the formation transactions constitute valid private placements and there is no integration with the public offering under both Rule 152 under the Securities Act and the five factors test of Rule 502(a) of Regulation D, pursuant to Item 901(c)(2)(ii) of Regulation S-K such transactions do not constitute “roll-up transactions” within the meaning of Item 901 of Regulation S-K.  No contingent liability is involved.

Please feel free to contact the undersigned at (213) 687-5234 with any questions or comments regarding the Company’s response.

Very truly yours,

/s/ Gregg A. Noel
Gregg A. Noel

cc:	Geoffrey Ossias

Exhibit A

Section 1.05           CONVERSION OF FUND PARTNERSHIP INTERESTS.

(a) Under and subject to the terms and conditions of the respective Formation Transaction Documentation, as the result of an irrevocable election indicated on a Consent Form submitted by a Pre-Formation Participant or as a result of the failure of a Pre-Formation Participant to submit a Consent Form, each Pre-Formation Participant is irrevocably bound to accept and entitled to receive, either in the Contribution or as a result of and upon consummation of the Merger or other Formation Transactions, a specified share of the pre-IPO equity value of the Douglas Emmett Entities in the form of the right to receive cash, REIT Shares or OP Units. The “Total Formation Transaction Value” means the aggregate dollar value of (i) the cash, (ii) the REIT Shares and (iii) the OP Units that are allocated to all Pre-Formation Participants in the Formation Transactions (for all purposes under this Section 1.05, any REIT Shares and OP Units shall be valued at the IPO Price), which shall not be less than $1.0 billion, shall be determined by the REIT acting in good faith based upon the pricing in the IPO and the number of REIT Shares sold in the IPO (excluding the over-allotment option, if any) and shall be specified by the REIT in the final IPO prospectus. The amount of cash included in the Total Formation Transaction Value shall not be less than 90% of the difference between the aggregate net proceeds from the IPO (excluding the over-allotment option, if any) and 100% of the payments for the preferred equity held by The Prudential Insurance Company of North America, Inc. in the DERA Funds.

“Fund Value” means (i) 8.7110% multiplied by (ii) an amount equal to (A) the Total Formation Transaction Value less (B) the Special Investment Amount. The “Special Investment Amount” means the sum of (i) 100% of the aggregate amount, during the period commencing on July 1, 2005 and ending on the Closing Date (defined below) of (x) Capital Contributions (as defined in the Restated Agreement of Limited Partnership of DERF 2005 dated as of March 10, 2005, as amended) made to DERF 2005 by its partners and (y) Capital Contributions (as defined in the Limited Liability Company Agreement of DEGA, LLC, a Delaware limited liability company, dated as of January 3, 2005) made by HBRCT LLC, a Hawaii limited liability company (“HBRCT”), if any (such capital contributions by the DERF 2005 partners and HBRCT, if any, are collectively referred to as the “Additional Contributions”), plus (ii) a return on such Additional Contributions at an annualized rate of ten percent (10%) for the period commencing on the date on which each such Additional Contribution is made and ending on the Closing Date (for purposes of calculating the return, a capital contribution shall be deemed made on the date due, or if made after the due date, on the date received) (the amounts under clauses (i) and (ii) are collectively referred to as the “DERF 2005 Investment Amount”), plus (iii) the $60,000,000 contributed to DERA on March 15, 2006 less the amount of any Additional Contributions made by DERA to DERF 2005 after such date. An amount (the “Allocated Share”) of the Fund Value shall be allocated to each Fund Partnership Interest or portion thereof in accordance with Section 5.3 of the Amended and Restated Agreement of Limited Partnership of the Fund dated as of February 14, 1996 (the “Fund Partnership Agreement”), it being expressly acknowledged and agreed by the parties hereto that Section 5.3 of the Fund Partnership Agreement shall

A-1

apply to the allocation hereunder, treating the Allocated Share as a distribution of Distributable Net Proceeds (as defined in the Fund Partnership Agreement) from sales of properties.

A-2

Exhibit B

Section 1.05 ….

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the Operating Partnership, the Fund or the holders of any interest in the Fund, except as provided in Section 1.05(c), each Non-GP Fund Interest shall be converted automatically into the right to receive cash, OP Units and/or REIT Shares with an aggregate value equal to the Allocated Share in respect of that Non-GP Fund Interest (collectively referred to as the “Merger Consideration”).

Subject to Section 1.08, the form of payment of the Merger Consideration for each Non-GP Fund Interest so converted shall be as follows:

(i) Cash: (A) 100% of the Allocated Share for each Non-GP Fund Interests held by a Pre-Formation Participant who is not an Accredited Investor shall be paid in cash, and (B) the lesser of the Elected Cash Percentage and the Maximum Cash Percentage of the Allocated Share with respect to each other Non-GP Fund Interest or portion thereof shall be paid in cash. The “Maximum Cash Percentage” means that percentage which (when used in all of the Formation Transaction Documentation as the Maximum Cash Percentage) results in an allocation of cash in the Formation Transactions (excluding cash payable under fractional share provisions) equal to the amount of cash, expressed as a percentage, included in the Total Formation Transaction Value, excluding in each case all cash paid pursuant to the Formation Transactions with respect to (i) all Pre-Formation Interests held by Pre-Formation Participants who are not Accredited Investors and (ii) the DERF 2005 Investment Amount. The Maximum Cash Percentage shall be calculated after determining, and shall include the impact, if any, of, the cash limitation set forth in the DERF 2005 Merger Agreement, which provides that in order for the acquisition of DE2005 REIT to be treated as a tax-free reorganization for United States federal income tax purposes, the total amount of (1) cash paid in the DE2005 REIT merger, plus (2) certain pre-closing cash distributions, plus (3) cash paid for the redemption of the DE2005 REIT preferred stock will be limited to 60% of the sum of (x) the aggregate consideration paid in the REIT Acquisition Merger (as defined in the DERF 2005 Merger Agreement), plus (y) the cash payable under (2) and (3) above, as determined for tax purposes. For the avoidance of doubt, all interests in DE2005 REIT held by a subsidiary of the REIT (as a result of the DERA/DECO Merger) will be cancelled without consideration in the REIT Acquisition Merger and the foregoing calculation will be made accordingly. If the Maximum Cash Percentage for any Pre-Formation Participant in the Fund in the Merger is less than its Elected Cash Percentage pursuant to its Valid Election, the Non-GP Fund Interest or portion thereof of such holder that has not been allocated cash pursuant to

B-1

the Merger shall instead be treated, in accordance with such holder’s prior Valid Election, as subject to an election to receive OP Units under clause (ii) below or as a Contributed Interest pursuant to the Contribution Agreement.

B-2